Exhibit 12.1

BFC Financial Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended March 31,		Years ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Fixed charges:
Interest	$29,448	21,193	88,901	113,385	151,878	188,838	211,406
Eliminate BankAtlantic Bancorp and and Levitt	(29,139)	(20,899)	(87,730)	(112,222)	(150,725)	(187,599)	(210,012)

	$309	294	1,171	1,163	1,153	1,239	1,394

Earnings (loss):
Pretax earnings (loss) before minority interest, discontinued operations, extraordinary items and cumulative effect of change in accounting principle	$76,717	53,201	202,221	101,138	50,301	47,975	35,263
Eliminate BankAtlantic Bancorp and Levitt earnings	(79,012)	(53,251)	(204,061)	(107,024)	(54,730)	(53,622)	(39,932)
Eliminate other partnerships (earnings) loss	14	(1,044)	(4,114)	3,213	1,427	4,111	1,795
BankAtlantic Bancorp/BankAtlantic and Levitt dividends	528	435	1,925	1,686	1,581	1,468	1,288
Fixed charges	309	294	1,171	1,163	1,153	1,239	1,394

	$(1,444)	(365)	(2,858)	176	(268)	1,171	(192)

Ratio	(4.67)	(1.24)	(2.44)	0.15	(0.23)	0.95	(0.14)

Coverage deficiency	$1,753	659	4,029	987	1,421	68	1,586

(1)	The operations, fixed charges and dividends of BankAtlantic Bancorp and Levitt are not included in this calculation because each of those subsidiaries are separate, publicly traded companies whose Board of Directors are composed of individuals, a majority of whom are independent. Accordingly, decisions made by those Boards, including with respect to the payment of dividends, are not within our control.